UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Blue Apron Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

09523Q309
(CUSIP Number)

Derek Anguilm c/o FreshRealm, Inc. 1330 Calle Avanzado San Clemente, CA 92673 (800) 264-1297 with a copy to: Jessica Asrat Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q309	13D
1	NAMES OF REPORTING PERSONS
FreshRealm, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 3 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 20, 2023, as amended by Amendment No. 1 filed with the SEC on September 29, 2023, as amended by Amendment No. 2 filed with the SEC on October 13, 2023 (as amended, the “Schedule 13D”) related to Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at 28 Liberty Street, New York, New York 10005.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, pursuant to that certain Merger Agreement dated September 28, 2023, by and among the Issuer, Wonder Group, Inc. (“Parent”) and Basil Merger Corporation (“Purchaser”), Purchaser merged with and into the Issuer on November 13, 2023 (the “Merger”), following a tender offer by Purchaser (the “Offer”) to purchase each outstanding share of Class A Common Stock, which constitute all of the issued and outstanding shares of capital stock of Issuer, in exchange for $13.00 in cash, without interest and subject to certain adjustments (the “Offer Price”). On October 25, 2023, Reporting Person tendered its 1,267,590 shares of Class A Common Stock, constituting all of its beneficially owned Class A Common Stock, in the Offer. After the expiration of the Offer at one minute past 11:59 p.m., Eastern Time, on November 9, 2023, the Purchaser accepted all shares of Class A Common Stock that were validly tendered by Reporting Person and not validly withdrawn and Reporting Person became entitled to receive the Offer Price per share.

Accordingly, as a result of the consummation of the Offer and the Merger, the Reporting Person no longer beneficially owns any shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Person does not beneficially own any shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Annex A, has effected any transaction in the Class A Common Stock since the filing of Amendment No. 2 on October 13, 2023.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person previously reported in this Item 5.

(e) On November 13, 2023, following the consummation of the Offer, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023
FRESHREALM, INC.

	By:	/s/ Derek Anguilm
Name: Derek Anguilm Title: Chief Financial Officer